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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Canal Plaza, 3rd Floor
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker, LLC
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing Section FEB 27 2020 Washington DC 413

100 Middle Street	Portland	ME	04101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.K.

OATH OR AFFIRMATION

I, Weston Sommers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Funds Distributor, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

My Commission Expires 10/30/2022

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Funds Distributor, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Funds Distributor, LLC (the Company) as of December 31, 2019, the related statements of income and member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2018.

Portland, Maine
February 26, 2020

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets		
Cash	$ 368,918	
12b-1 fees receivable	27,647	
Prepaid expenses	28,552	
Other receivables	73,824	
Total Assets		$ 498,941
Liabilities and Member's Equity		
Liabilities		
Accrued 12b-1 fees	$ 34,222	
Accrued expenses	26,327	
Due to related parties	31,450	
Total Liabilities		$ 91,999
Member's Equity		406,942
Total Liabilities and Member's Equity		$ 498,941

The accompanying notes are an integral part of these financial statements.

FUNDS DISTRIBUTOR, LLC

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Distribution fees	$ 447,545	
Administration fees	404,557	
Transaction based compensation	3,866,344	
Fees rebilled	318,890	
Other income	8,709	
Total Revenues		$ 5,046,045
Expenses		
Administrative service fee to related party	$ 414,605	
Transaction based compensation	3,866,344	
Professional fees	25,925	
Licenses and fees	339,818	
Other expenses	22,510	
Total Expenses		$ 4,669,202
Net Income		376,843
Member's Equity - Beginning of year		455,099
Distributions to Parent		(425,000)
Member's Equity - End of year		$ 406,942

The accompanying notes are an integral part of these financial statements.

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities		
Net Income		$ 376,843
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in operating assets and liabilities:		
12b-1 fees receivable	$ (9,347)	
Prepaid expenses	5,547	
Other receivables	26,532	
Accrued 12b-1 fees	10,619	
Accrued expenses	(2,304)	
Due to related parties	(11,002)	
Total Adjustments		20,045
Net Cash Provided by Operating Activities		396,888
Cash Used in Financing Activities		
Distributions to Parent		(425,000)
Net Decrease in Cash		(28,112)
Cash - Beginning of year		397,030
Cash - End of year		$ 368,918

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Funds Distributor, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor for various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2019, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2019, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible. Past due accounts are written off by management when deemed uncollectible on a case-by-case basis.

REVENUE RECOGNITION

The Company receives fees for distribution services and administration services, which are recorded in accordance with the terms of the contractual agreements. Related expenses are recorded in the period that the revenues are recorded. Below are the primary sources of income for the Company and how they are recognized.

The Company has Distribution Agreements (the "Agreements") with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements' initial terms are for two years. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreements. The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees or by the Company, in accordance with the terms of the Agreements. The Company has also entered into Distribution Services Agreements with the Advisors (the "Services Agreements") which continue in effect through the terms of the Agreements, and a Securities Activities and Services Agreement ("SASA") with the Advisors which, if not terminated, shall continue for successive one-year terms.

Revenue is recorded on the accrual basis of accounting.

Distribution fees are fees paid by the Advisors, per the Services Agreements, for providing distribution services to the Funds. The Company believes that its performance obligation is satisfied over time as the Advisor is receiving ongoing distribution services provided by the Company. Revenues are recognized as earned.

Administration fees consist primarily of fees invoiced to the Advisors, per the SASA, for the provision of registered representative services to the Advisors. The Company believes that its performance obligation is satisfied over time as the Advisor is receiving ongoing administration services provided by the Company. Revenues are recognized as earned.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

Transaction based compensation includes amounts received from the Advisors or other third parties to compensate the Company who then compensates the registered representatives for the distribution of certain products. The Company believes that its performance obligation is satisfied at a point in time as transaction based compensation relates to specific transactions that took place and there is no remaining obligation. Revenues are recognized as earned. The Company has a corresponding cost under transaction based compensation expense.

Fees rebilled represent payments made by the Advisors to reimburse the Company for certain expenses incurred. These expenses include, but are not limited to, FINRA representative registration and advertising review fees. The Company believes that its performance obligation is satisfied at a point in time as the fees rebilled relate to specific expense transactions that took place and there is no remaining obligation. Revenues are recognized as earned.

The Company acts as an agent for 12b-1 fees and expenses. Rule 12b-1 fees are paid by the Funds pursuant to the Agreements between the Funds and the Company and in accordance with the Funds' Rule 12b-1 plan as adopted by the Funds' Board of Trustees. These fees are principally determined based on average daily net assets of certain classes of shares of the Funds. Rule 12b-1 expenses are predominantly payable to the dealer of record. 12b-1 fees not paid to the dealer of record are used to support other distribution related activities as allowed under the Funds' 12b-1 plan. The Company does not retain 12b-1 fees for profit; all 12b-1 fees are used to pay 12b-1 expenses. Since the Company acts as an agent for 12b-1 fees and expenses, no amounts are recorded in the Statement of Income and Member's Equity.

The Company acts as an agent for commissions received and subsequently paid. Commissions are received on certain classes of the Funds' shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commissions are also received from direct investments into the Funds; these amounts are used to pay distribution related activities of the Funds. Since the Company acts as an agent for commissions received and subsequently paid, no amounts are recorded in the Statement of Income and Member's Equity.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the costs of which are allocated to the Company. For the year ended December 31, 2019, these allocated expenses totaled $414,605, which are included in "Administrative service fee to related party" in the accompanying Statement of Income and Member's Equity. At December 31, 2019, amounts due to the Parent totaled $31,330, which is included in "Due to related parties" in the Statement of Financial Condition.

At December 31, 2019, "Due to related parties" also included $120, which resulted from revenue collected on behalf of its affiliates.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2019, the Company made capital distributions to the Parent totaling $425,000.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $304,566, which was $279,566 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.30 to 1.

The Company is a fund member of the National Securities Clearing Corporation ("NSCC") which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 5 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

NOTE 7 - CONCENTRATIONS

As of December 31, 2019, three clients accounted for approximately 90% of service fee accounts receivable due from clients which are included in "Other receivables" in the accompanying Statement of Financial Condition. For the year ended December 31, 2019, three clients accounted for approximately 90% of service fee revenues which are included in "Distribution fees" and "Administration fees" in the accompanying Statement of Income and Member's Equity.

NOTE 8 - AGREEMENTS

The Company may enter into Dealer, Distribution, Networking, Service or similar type Selling Agreements with the Funds' various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective agreements provided that the Company first receives such payments from the Funds.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Net Capital		
Member's equity		$ 406,942
Deduction for Nonallowable Assets		
Prepaid expenses	$ 28,552	
Other receivables	73,824	
Total Nonallowable Assets		102,376
Net Capital		$ 304,566
Aggregate Indebtedness		$ 91,999
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)		$ 25,000
Excess Net Capital		$ 279,566
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement		$ 274,566
Ratio of Aggregate Indebtedness to Net Capital		0.30 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

FUNDS DISTRIBUTOR, LLC

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

(Exemption)

DECEMBER 31, 2019

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Funds Distributor, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Funds Distributor, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 26, 2020

Management's Exemption Report

To the Member of
Funds Distributor, LLC

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), Funds Distributor, LLC (the "Company") claims exemption under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended December 31, 2019, without exception.

I, Weston Sommers, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Funds Distributor, LLC as of and for the year ended December 31, 2019, is true and correct.

2·26·20

Weston Sommers — Date
Financial and Operations Principal
Funds Distributor, LLC

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Funds Distributor, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Funds Distributor, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 26, 2020

Funds Distributor, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

February 26, 2020

To Whom It May Concern,

Enclosed please find the Funds Distributor, LLC (CRD #7174) audited financial statements for the year ended December 31, 2019.

If you have any questions, please contact me at (207) 553-7129.

Very truly yours,

Weston Sommers
Financial and Operations Principal
Funds Distributor, LLC

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019